COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG DOLLAR GENERAL CORPORATION, THE S&P 500 INDEX,
THE S&P GENERAL MERCHANDISE STORES INDEX AND A PEER GROUP



* $100 invested on January 31, 1998 in stock or index, including reinvestment of dividends. Fiscal year ending January 31.